EXHIBIT 14.3

Trading Cove Associates

Financial Statements

December 31, 2005, 2004 and 2003

Trading Cove Associates

Index

December 31, 2005, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Partners’ Capital	4

Statements of Cash Flows	5

Notes to Financial Statements	6-14

Report of Independent Registered Public Accounting Firm

To the Partners of

Trading Cove Associates:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in partners’ capital and of cash flows present fairly, in all material respects, the financial position of Trading Cove Associates (the “Partnership”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, CT
February 28, 2006

Trading Cove Associates

Balance Sheets

December 31, 2005, and 2004

	2005	2004

Assets
Current assets
Cash and cash equivalents	$1,031,290	$732,886
Relinquishment fee receivable	28,510,862	26,589,614
Other current assets	1,736	151
Total current assets	29,543,888	27,322,651
Deferred costs, net of accumulated amortization of $3,504,069 and $3,282,551 at December 31, 2005 and 2004, respectively	1,994,872	2,216,390
Property and equipment, net of accumulated depreciation of $2,750 and $14,951 at December 31, 2005 and 2004, respectively	84	384
Total assets	$31,538,844	$29,539,425
Liabilities and Partners’ Capital
Current liabilities
Accounts payable and accrued expenses	$83,134	$93,538
Subcontracted services payable	918,425	465,930
Estimated contract costs due related party	384,032	413,760
Total current liabilities	1,385,591	973,228
Commitments and contingent liabilities
Partners’ capital	30,153,253	28,566,197
Total liabilities and partners’ capital	$31,538,844	$29,539,425

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Operations

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue
Relinquishment fee	$72,964,466	$69,101,491	$65,099,553
Development services revenue	14,000	43,400	4,698,055
Total revenue	72,978,466	69,144,891	69,797,608
Expenses
Subcontract payments to partners and their affiliates	1,851,397	1,869,157	1,840,346
Cost of development services revenue	14,000	43,400	4,662,055
Amortization and depreciation	221,818	222,424	221,818
General and administrative	148,603	130,843	159,653
Total expenses	2,235,818	2,265,824	6,883,872
Interest and dividend income	21,244	8,252	6,041
Net income	$70,763,892	$66,887,319	$62,919,777

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2005, 2004 and 2003

	Kerzner Investments Connecticut, Inc.	Waterford Gaming, L.L.C.	Total

Partners’ capital, January 1, 2003	$8,947,764	$7,697,764	$16,645,528
Net income	33,959,889	28,959,888	62,919,777
Contributions	450,000	450,000	900,000
Distributions	(28,976,711)	(23,976,710)	(52,953,421)
Partners’ capital, December 31, 2003	14,380,942	13,130,942	27,511,884
Net income	35,943,660	30,943,659	66,887,319
Distributions	(35,416,503)	(30,416,503)	(65,833,006)
Partners’ capital, December 31, 2004	14,908,099	13,658,098	28,566,197
Net income	37,881,946	32,881,946	70,763,892
Distributions	(37,088,418)	(32,088,418)	(69,176,836)
Partners’ capital, December 31, 2005	$15,701,627	$14,451,626	$30,153,253

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities
Net income	$70,763,892	$66,887,319	$62,919,777
Adjustments to reconcile net income to net cash provided by operating activities
Amortization	221,518	222,124	221,518
Depreciation	300	300	3,303
Loss on disposal of property and equipment	—	—	743
Gain on sale of property and equipment	—	—	(1,750)
Change in operating assets and liabilities
Relinquishment fee receivable	(1,921,248)	(1,250,342)	(1,669,449)
Development fee receivable	—	—	84,000
Other current assets	(1,585)	5,380	(1,531)
Accounts payable and accrued expenses	(10,404)	4,566	(25,884)
Subcontracted services payable	452,495	(8,837)	474,767
Estimated contract costs due related party	(29,728)	(93,220)	(9,899,359)
Net cash provided by operating activities	69,475,240	65,767,290	52,106,135
Cash flows from investing activities
Proceeds from sale of property and equipment	—	—	1,750
Net cash provided by investing activities	—	—	1,750
Cash flows from financing activities
Distributions	(69,176,836)	(65,833,006)	(52,953,421)
Partners’ contributions	—	—	900,000
Net cash used in financing activities	(69,176,836)	(65,833,006)	(52,053,421)
Net change in cash and cash equivalents	298,404	(65,716)	54,464
Cash and cash equivalents
Beginning of year	732,886	798,602	744,138
End of year	$1,031,290	$732,886	$798,602

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Notes to Financial Statements

December 31, 2005, 2004 and 2003

1.                          Organization, Partnership Agreement and Other Material Agreements

(a) Organization and Partnership Agreement

Trading Cove Associates (the “Partnership”), a Connecticut general partnership, was organized on July 23, 1993.  The primary purpose of the Partnership has been:

(i)                  to assist the Mohegan Tribe of Indians of Connecticut (the “Tribe”) and the Mohegan Tribal Gaming Authority (the “Authority”) in obtaining federal recognition;

(ii)               to negotiate the tribal-state compact with the State of Connecticut on behalf of the Tribe;

(iii)            to obtain financing for the initial development of the Mohegan Sun Casino (the “Mohegan Sun”);

(iv)           to negotiate the Amended and Restated Gaming Facility Management Agreement, (the “Management Agreement”);

(v)              to oversee all operations of the Mohegan Sun pursuant to the terms of the Management Agreement until midnight December 31, 1999, and

(vi)           to participate in the design and development of the Mohegan Sun.

The Mohegan Sun commenced operations on October 12, 1996. From the opening of the Mohegan Sun, and until January 1, 2000, the Partnership oversaw the Mohegan Sun’s day-to-day operations.

The Partnership will terminate on December 31, 2040, or earlier, in accordance with the terms of the partnership agreement (the “Partnership Agreement”).

The original partners of the Partnership were RJH Development Corp. (“RJH”), a New York corporation, Leisure Resort Technology, Inc. (“Leisure”), a Connecticut corporation, Slavik Suites, Inc. (“Slavik”), a Michigan corporation, and LMW Investments, Inc. (“LMW”), a Connecticut corporation.  On September 21, 1994, the Partnership Agreement was amended and restated to admit Kerzner Investments Connecticut, Inc. (“Kerzner Investments”), a Connecticut corporation, formerly Sun Cove Limited, as a partner.

On February 3, 1995, Leisure entered into an acknowledgement and release agreement to withdraw as a partner of the Partnership and hold its interest in the Partnership as a beneficial interest.  On August 6, 1997, Leisure filed a lawsuit against the Partnership, Kerzner Investments, RJH and Waterford Gaming, L.L.C. (“Waterford Gaming”) and its owners, claiming breach of contract, breach of fiduciary duties and other matters in connection with the development of the Mohegan Sun. On January 6, 1998, pursuant to the settlement and release agreement described in Note 6 below, Waterford Gaming paid $5,000,000 to Leisure and, among other things, Leisure gave up, (a) its beneficial interest of 5% of certain fees and excess cash flows, as defined, of the Partnership and (b) any other claims it may have had against the Partnership, Kerzner Investments, RJH, Waterford Gaming and its owners. In connection with the settlement of all matters related to such suit, pursuant to the settlement and release agreement, Waterford Gaming agreed to acquire Leisure’s interests in the Partnership. As a result of this acquisition, Leisure no longer has the right to 5% of the Organizational and Administrative fee, as defined in the Organizational and Administrative Services Agreement, and 5% of the Partnership’s Excess Cash as defined in the Partnership Agreement; instead Waterford Gaming is entitled to such fees and cash.  On March 18, 1999, Waterford Gaming paid an additional $2,000,000 to Leisure pursuant to the settlement and release agreement. On January 7, 2000, Leisure filed a complaint against the Partnership and certain other defendants.  For a description of the complaint, see Note 6 to these financial statements.

On November 8, 1996, Slavik, LMW and RJH withdrew from the Partnership and, concurrently, consented to the admission of Waterford Gaming to the Partnership.  Waterford Gaming, simultaneously, purchased RJH’s interest in the Partnership.  Waterford Gaming is owned by Waterford Group, LLC.  Waterford Group, LLC is owned by Slavik and LMW.

The partners’ percentage interest in the Partnership as of November 8, 1996 was as follows:

Partner	Percentage Interest

Kerzner Investments Connecticut, Inc.	50%
Waterford Gaming, L.L.C.	50%

(b) Other Material Agreements

Relinquishment Agreement

On February 7, 1998, the Partnership and the Authority entered into the Relinquishment Agreement (the “Relinquishment Agreement”). Under the terms of the Relinquishment Agreement the Partnership continued to manage the Mohegan Sun under the Management Agreement until midnight December 31, 1999, and on January 1, 2000, the Management Agreement terminated and the Tribe assumed day-to-day management of the Mohegan Sun.

Under the Relinquishment Agreement, to compensate the Partnership for terminating its rights under the Management Agreement and the Hotel/Resort Management Agreement, the Authority agreed to pay to the Partnership a fee (the “Relinquishment Fees”) equal to 5% of Revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by the Project Sunburst expansion (the “Project Sunburst expansion”).

The Relinquishment Fees are divided into senior relinquishment payments and junior relinquishment payments, each of which equals 2.5% of “Revenues”. Revenues are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Project Sunburst expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the Mohegan Sun.  Senior relinquishment payments are payable quarterly in arrears commencing on April 25, 2000, for the quarter ended March 31, 2000 and the junior relinquishment payments are payable semi-annually in arrears commencing on July 25, 2000, for the six months ended June 30, 2000, assuming sufficient funds are available after satisfaction of the Authority’s senior obligations, as defined in the Relinquishment Agreement.

Development Agreement

On February 7, 1998 the Partnership and the Authority entered into the Development Services Agreement (the “Development Agreement”), which made the Partnership the exclusive developer of the Project Sunburst expansion. Pursuant to the Development Agreement, the Partnership agreed to oversee the planning, design, construction, furnishing, equipping and staffing of the Project Sunburst expansion for a $14.0 million development fee (the “Development Fee”).

The first phase of the Project Sunburst expansion, including the Casino of the Sky, The Shops at Mohegan Sun, and the 10,000-seat Mohegan Sun Arena opened in September 2001. In April 2002, 734 of the approximately 1,200-hotel rooms in the 34-story luxury hotel as well as the meeting and convention space and spa opened. The balance of the approximately 1,200-hotel rooms opened during June 2002. The Project Sunburst expansion is complete in terms of the Development Agreement.

Agreements with Partners and/or their Affiliates

Agreement Relating to Development Services

On February 9, 1998, the Partnership and Kerzner International Management Limited (“KIML”), entered into the Agreement Relating to Development Services (the “Development Services Agreement Phase II”). Pursuant to the Development Services Agreement Phase II, the Partnership subcontracted with KIML who agreed to perform those services assigned to KIML by the Partnership in order to facilitate the Partnership’s fulfillment of its duties and obligations to the Authority under the Development Agreement. KIML subsequently assigned the Development Services Agreement Phase II to Kerzner Investments.

Pursuant to the Development Services Agreement Phase II, the Partnership pays to Kerzner Investments a fee, as subcontractor (the “Development Services Fee Phase II”), equal to 3% of the development costs of the Project Sunburst expansion, excluding capitalized interest, less all costs incurred by the Partnership in connection with the Project Sunburst expansion.  The Development Services Fee Phase II shall be paid in installments due on December 31, 1999 and 2000 and on the Completion Date, as defined in the Development Agreement, with a final payment being made when the actual development costs of the Project Sunburst expansion are known.  The Partnership pays the Development Services Fee Phase II, from available cash flow, if any, in accordance with the Amended and Restated Omnibus Termination Agreement.  At December 31, 2005 and 2004, the total of the Development Services Fee Phase II and the Partnership’s costs related to the development of the Project Sunburst expansion exceeded the development services revenue from the Authority by approximately $15,964,000.  This cost overrun has previously been recorded by the Partnership in its statement of operations.

Before KIML assigned the Development Services Agreement Phase II to Kerzner Investments, it entered into the Local Construction Services Agreement (the “Local Construction Services Agreement”) with Wolman Construction, LLC (“Construction”) pursuant to which Construction agreed to provide certain of those services assigned to KIML by the Partnership pursuant to the Development Services Agreement Phase II.  Kerzner Investments assumed the obligations of KIML under the Local Construction Services Agreement.  Pursuant to the Local Construction Services Agreement, Kerzner Investments agreed to pay to Construction a fee equal to 20.83% of the Development Services Fee Phase II as and when Kerzner Investments receives payment from the Partnership in accordance with the Development Services

Agreement Phase II.

Construction has subcontracted with The Slavik Company to provide certain services under the Local Construction Services Agreement. In connection with this, Construction agreed that The Slavik Company would be paid a fee equal to 14.30% of its fee under the Local Construction Services Agreement.

Amended and Restated Omnibus Termination Agreement

Effective March 18, 1999, the Amended and Restated Omnibus Termination Agreement (the “Amended and Restated Omnibus Termination Agreement”) was entered into by the Partnership, Kerzner International Limited (“Kerzner International”), Waterford Gaming, KIML, LMW, Kerzner Investments, Slavik and Construction. The Amended and Restated Omnibus Termination Agreement (i) terminated the memorandum of understanding dated February 7, 1998; and (ii) effective January 1, 2000, terminated a) the Amended and Restated Omnibus Financing Agreement; b) the Completion Guarantee and Investment Banking and Financing Arrangement Fee Agreement (the “Financing Arrangement Agreement”); c) the Management Services Agreement; d) the Organizational and Administrative Services Agreement; e) the Marketing Services Agreement; and f) a Letter Agreement relating to expenses dated October 19, 1996.

In consideration for the termination of such agreements, the Partnership will use its cash to pay the following obligations in the priority set forth below:

(i)                          First, to pay all unpaid amounts which may be due under the terminated Letter Agreement and to pay to certain affiliates of Waterford Gaming and to Kerzner Investments a percentage of an annual fee of $2.0 million less the actual expenses incurred by the Partnership during such year.  Such annual fee shall be payable in equal quarterly installments beginning March 31, 2000 and ending December 31, 2014.  For the years ended December 31, 2005, 2004 and 2003, $1,851,397, $1,869,157, and $1,840,346, respectively, had been incurred by the Partnership in terms of the first priority;

(ii)                       Second, to return all capital contributions made by the partners of the Partnership after September 29, 1995.  As of December 31, 2005, no capital contributions remained outstanding;

(iii)                    Third, to pay any accrued amounts for obligations performed prior to January 1, 2000 under the Financing Arrangement Agreement.  All such required payments were made during 2000;

(iv)                   Fourth, to make the payments set forth in the agreements relating to the Development Services Agreement Phase II and the Local Construction Services Agreement as detailed under the Agreement Relating to Development Services above.  No such payments are required or due at December 31, 2005.  The accrued liability to Kerzner Investments with respect to such fee at December 31, 2005 was approximately $384,000;

(v)                      Fifth, to pay Kerzner Investments an annual fee (in the form of a priority distribution) of $5.0 million payable in equal quarterly installments of $1.25 million beginning March 31, 2000 and ending December 31, 2006;

(vi)                   Sixth, to pay any accrued amounts for obligations performed with respect to periods prior to January 1, 2000 under the Management Services Agreement, the Organizational and Administrative Services Agreement and the Marketing Services Agreement.  The final required payments under this priority were made during 2001;

(vii)                Seventh, for the period beginning March 31, 2000 and ending December 31, 2014, to pay each of Kerzner Investments and Waterford Gaming twenty-five percent (25%) of the relinquishment payments as distributions; and

(viii)             Eighth, to distribute all excess cash.

On January 26, 2006, the Partnership made distributions of $1,250,000 pursuant to the fifth priority, $14,262,503 ($7,131,252 to Kerzner Investments and $7,131,251 to Waterford Gaming) pursuant to the seventh priority and $12,064,928 ($6,032,464 to each of Kerzner Investments and Waterford Gaming) pursuant to the eighth priority.  Such distributions will be recorded in the fiscal 2006 financial statements.

In addition, the Partnership shall not make any distributions pursuant to the Amended and Restated Omnibus Termination Agreement until it has annually distributed to its partners, pro rata, the amounts related to the partners tax obligations as described in Section 3.03a(1) of the Partnership Agreement less twice the amount of all other funds paid or distributed to Waterford Gaming during such year pursuant to the Amended and Restated Omnibus Termination Agreement.

To the extent the Partnership does not have adequate cash to make the payments pursuant to the Amended and Restated Omnibus Termination Agreement, such amounts due shall be deferred without the accrual of interest until the Partnership has sufficient cash to pay them.

2.                          Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at the date of purchase.

Relinquishment Fees

Revenue is generated in accordance with the terms of the Relinquishment Agreement and recognized quarterly based upon the Revenues of the Authority, as reported by the Authority to the Partnership.

Development Services Revenue and Cost Recognition

Revenue generated from services performed in accordance with the terms of the Development Agreement are recognized on the percentage-of-completion basis, determined by the percentage of costs incurred to date to estimated total costs for the contract.  This method is used because management considers cost incurred to be the best available measure of progress on the contract.

Costs of development services revenue performed include all direct labor costs and those indirect costs related to services such as subcontractors, consultants, supplies, depreciation and other costs.  Changes in performance, requirements and estimated profitability may result in revisions to costs and income and will be recognized in the period in which the revisions are determined.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Deferred Costs

Costs associated with acquiring the Management Agreement were amortized on a straight-line basis over the 84-month period of the Management Agreement through March 3, 1999.  As a result of the Relinquishment Agreement becoming effective, the remaining balance is being amortized over 189 months beginning March 4, 1999.

Property and Equipment

Office equipment, computer equipment and furniture and fixtures are stated at cost.  Depreciation expense is recognized over a 3-year estimated life of the office and computer equipment and over a 5-year estimated life of furniture and fixtures.  Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $300, $300 and $3,303 of which $-0-, $-0- and $3,003 were included in cost of development services revenue, respectively.

Income Taxes

No income tax provision or benefit is recorded on the books of the Partnership, as the respective share of taxable income or loss is reportable by the partners on their individual tax returns.

Concentration of Credit Risk

The Partnership’s principal source of revenues and cash flows are the payments received and to be received pursuant to the Relinquishment Agreement.  The Partnership anticipates regular payments of the Relinquishment Fees from the Authority based upon the operating results of the Authority.

Financial instruments, which potentially subject the Partnership to a concentration of credit risk, principally consist of cash in excess of the financial institutions’ insurance limits.  The Partnership invests available cash with high credit quality institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Payments to Partners and their Affiliates

Payments are made to the partners and/or their affiliates in accordance with the terms of the Amended and Restated Omnibus Termination Agreement for certain subcontracted services rendered and are accounted for as expenses of the Partnership.

3.                          Deferred Costs

Certain costs borne by the Partnership in connection with obtaining the Management Agreement and the opening of the Mohegan Sun totaling $5,498,941 were capitalized.  Amortization commenced upon the opening of the Mohegan Sun.  Amortization expense, which is being recorded over 189 months on a straight line basis, for the years ended December 31, 2005, 2004 and 2003 was $221,518, $222,124, and $221,518, respectively.

The Partnership’s estimate of amortization expense for each of the succeeding five years and thereafter is as follows:

Year ended December 31,
2006	$221,518
2007	221,518
2008	222,124
2009	221,518
2010	221,518
Thereafter	886,676
$1,994,872

4.                          Relinquishment Fees

The Partnership entered into a Relinquishment Agreement with the Authority, which entitles the Partnership to receive a relinquishment fee of 5% of the Revenues generated by the Mohegan Sun including revenue generated by the Project Sunburst Expansion.

For the years ended December 31, 2005, 2004 and 2003, Relinquishment Fees earned were $72,964,466, $69,101,491 and $65,099,553, respectively. The amount of Relinquishment Fees reported in these financial statements are based upon Revenues reported to the Partnership by the Authority. These amounts were paid by the Authority as follows:

Date Received by the Partnership	Amount

April 25, 2005	$8,330,592
July 25, 2005	26,539,416
October 25, 2005	9,583,596
January 25, 2006	28,510,862
Relinquishment Fees earned 2005	$72,964,466

April 26, 2004	$8,196,363
July 26, 2004	25,150,422
October 25, 2004	9,165,092
January 25, 2005	26,589,614
Relinquishment Fees earned 2004	$69,101,491

April 25, 2003	$7,433,160
July 25, 2003	23,635,310
October 27, 2003	8,691,811
January 26, 2004	25,339,272
Relinquishment Fees earned 2003	$65,099,553

5.                          Reconciliation of Financial Statements and Tax Information

	2005	2004	2003

Financial statement net income	$70,763,892	$66,887,319	$62,919,777
Guaranteed payments to partners	(41,482,232)	(39,550,748)	(39,941,567)
Financial statement depreciation and amortization (greater than) less than tax basis depreciation and amortization	(141)	305	(3,028)
Percentage of completion accounting difference	(15,783)	(49,505)	(9,236,479)
Other	885	572	(4,865)
Federal income tax basis net income	$29,266,621	$27,287,943	$13,733,838

6.                          Commitments and Contingent Liabilities

Litigation

On January 6, 1998, Leisure Resort Technology, Inc. and defendants Waterford Gaming, the Partnership, LMW Investments, Inc. and Slavik Suites, Inc. settled a prior lawsuit brought by Leisure.  In connection with this settlement, Leisure, the Partnership, Waterford Gaming, LMW Investments, Inc. and Slavik Suites, Inc. entered into a settlement and release agreement.  Pursuant to this settlement and release agreement, Waterford Gaming bought out Leisure’s beneficial interest in the Partnership.

By complaint dated January 7, 2000, as amended February 4, 2000, Leisure filed a four count complaint naming as defendants Waterford Gaming, the Partnership, LMW Investments, Inc., Slavik Suites, Inc., Waterford Group, LLC, Len Wolman and Mark Wolman (collectively, the “Defendants”).  The matter has been transferred to the complex litigation docket and is pending in Waterbury, Connecticut.  The complaint alleged breach of fiduciary duties, fraudulent non-disclosure, violation of Connecticut Statutes Section 42-110a, et seq. and unjust enrichment in connection with the negotiation by certain of the Defendants of the settlement and release agreement.  The complaint also brought a claim for an accounting.  The complaint seeks unspecified legal and equitable damages.

On February 29, 2000, Defendants filed a Motion to Strike and a Motion for Summary Judgement, each with respect to all claims.  The Court granted Defendants’ Motion to Strike in part and denied Defendants’ Motion for Summary Judgement, on October 13, 2000.  The Court’s order dismissed the claim for an accounting and the claim under Connecticut Statutes Section 42-110a, et seq.  The Court also struck the alter ego allegations in the complaint against LMW Investments, Inc., Slavik Suites, Inc., Len Wolman and Mark Wolman. In a decision dated August 6, 2001, the Court dismissed all claims against LMW, Slavik, Len Wolman and Mark Wolman.

On November 15, 2000, the Partnership and its co-defendants answered the complaint.  In addition, the Partnership and Waterford Gaming asserted counterclaims for breach of the settlement and release agreement and breach of the implied covenant of good faith against Leisure and its president, Lee Tyrol.  In a decision dated June 6, 2001, the Court dismissed the counterclaims against Lee Tyrol.  Leisure moved for summary judgment seeking dismissal of the counterclaims in full.  This motion for the summary judgment was denied on April 14, 2003.

Fact discovery is completed.  On April 15, 2004, the Partnership and its co-defendants filed a motion for summary judgment as to all of Leisure’s claims.  The Court heard argument on this motion on June 23, 2004.  In an August 4, 2004 Memorandum of Decision, the Court granted summary judgment for the Defendants as to each of the remaining three counts of the plaintiff’s compliant.  The plaintiff has appealed this decision.  On May 9, 2005, the Supreme Court of Connecticut, without issuing any ruling on the substantive issues raised by plaintiff’s appeals, transferred the appeal to itself.  Oral argument was heard on September 21, 2005.  On January 23, 2006, the Supreme Court affirmed the trial court’s decision granting summary judgment in favor of the Defendants on all of plaintiff’s claims.  Defendant’s counterclaims against plaintiff remain pending.